Exhibit 99.1

SERVICES AGREEMENT

THIS Agreement is made and entered into on  the 28 day of July, 2011, by and between RIT Technologies Ltd. (“RiT”), and Stins Coman Incorporated, the body person under the legislation of Russian Federation, OGRN   1057748890473, located at Pervomayskaya St. 126, 105203 Moscow, Russia (“Stins”) in the person of S.Anisimov, President, acting on basis of Articles of association; each a "Party" and together the "Parties".

WHEREAS	Stins has developed a Laser Speed Camera (the “Product”), including a manufacturing file to enable the manufacture of the Product (the “Manufacturing File”); and

WHEREAS
the Parties have entered into the Product Alliance Agreement dated February 19, 2010 (the: “Alliance Agreement”), providing that RiT will manufacture the Product according to the Manufacturing File (and additional rights and obligations, all as provided for therein without prejudice); and

WHEREAS	Apparent world market requirements (relating to few parts of the Product), calls for further research and adjustment of the Manufacturing File for making it suitable for worldwide distribution ; and

WHEREAS	Stins consents to receive and RiT is willing to give its services aiming to improve the Manufacturing File, under the terms and provisions of this Agreement;

NOW THEREFORE, the Parties hereby agree as follows:

1.	SERVICES AND DUTIES

RiT will grant Stins research and development services, under the terms and provisions of this Agreement

2.
RiT’s services shall be targeted towards adjusting the Product’s Manufacturing File to the world’s market requirements (the “Modified Manufacturing File”), under the scope of development services specified in Appendix A hereto (the “Services”). Subject to Appendix A, the content, scope and stages of the Services shall be determined at the sole discretion of RiT.

3.	After fulfilling and ending each stage of Services, RiT shall deliver to Stins a well-grounded calculation of costs and expenses for the current fulfilled stage of Services.

4.	When Stins accepts and approves the presented calculation report, the Parties will sign an acceptance report for each specific stage (the “Report”).

5.
When the Report is signed RiT has a right to deliver to Stins an invoice for payment of the fulfilled service stage  (the “Invoice”). The Invoice is to have without fail the essential details  of the Agreement. The delivered invoice is  a condition for Stins to carry out  the payment.

6.	When the Services were entirely finalized (all stages), the Parties shall sign an acceptance report for the entire Agreement (the “Entire Acceptance Report”). .

7.	REIMBURSEMENT AND COMPENSATION

7.1. Stins undertakes to reimburse RiT (on basis of one to one) for the costs and expenses incurred in carrying out the Services (including costs incurred for employees, contractors and purchased equipment for carrying out the Services), and including for costs and expenses incurred prior to the date hereof in relation to the Services but in any case the total costs which Stins is to reimburse for all the services stages shall not exceed $300K (Three hundred thousand) dollars US.

7.2. In addition, as a compensation for the Services delivered by RiT, Stins will pay to RiT a compensation equal to 15% of the effective total costs for the employees and contractors services (i.e. the services costs + 15%, the “Compensation”).

7.3. The compensation will be paid pursuant to the provisions of Clauses 3-6 of the Agreement on the basis of an invoice delivered to Stins within 15 days after signing the Entire Acceptance Report but not later than December 31, 2011. If by December 31, 2011, the Entire Acceptance Report could not be signed yet, the compensation will be paid only for the relevant current stages which had been finalized by such date, and under the terms of  Clauses 3-5 herein above.

8.	TERM AND TERMINATION

This Agreement shall be effective on the date of signing it by participants of the Parties and until December 31, 2011 (the "Term").

9.
Each party may terminate this Agreement with or without cause by giving fourteen (14) days written notice to the other party. Stins shall reimburse and compensate RiT for services and/or commitments incurred by RiT for the Services, prior to the effective date of termination in the course determined by the Agreement and which is applicable to the services carried out by RiT under The Agreenment.

10.	GENERAL

10.1. Other than for the Services provided hereunder this Agreement does not modify the Alliance Agreement provisions and such provisions shall remain unchanged.

10.2. This Agreement and the annexes thereto consist an integral part hereof.  In the event of conflict between this Agreement and any of its annexes hereto, the terms and conditions of this Agreement shall prevail. This Agreement may not be modified except by written instrument signed by a duly authorized representative of each of the Parties. This Agreement or any part thereof may not be assigned by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld. This Agreement consists of the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes all prior written or oral agreements with respect hereto

10.3. Neither Party shall incur any damages and costs nor liability to the other arising out of delays in the performance of its obligations hereunder solely by force majeure. For the purpose of this Agreement but not by way of limitation, force majeure shall mean any cause of delay beyond the reasonable control of the Party liable to perform unless conclusive evidence to the contrary is provided and shall include strikes, lockouts, riots, sabotage, act of war or piracy, destruction of essential equipment by fire, explosion, storm, flood or earthquake.

10.4. This Agreement shall be deemed to be made in the State of Israel and the construction, validity, performance and expiration and/or termination thereof shall be governed in all respects by Israeli laws and the Parties hereto agree to submit to the non-exclusive jurisdiction of the Israeli Courts.

11.	CONDITIONS PRECEDENT

This Agreement is subject to approvals of RiT’s (a) Audit Committee and (b) Board of directors and (c) Shareholders, unless expendable as a matter of Israeli Law.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Company “STINS COMAN Incorporated”

Address: Pervomayskaya St. 126, 105203 Moscow, Russia
Bank details:
SWIFT: TEMBRUMM
TEMBR-BANK OAO
MOSCOW, RUSSIA

АСС. 0103493417
in VTB Bank (Deutschland) AG
WALTER-KOLB-STRASSE 13 D-60594
FRANKFURT AM MAIN, GERMANY

SWIFT: OWHBDEFF

account 40702840906000002797 in JSC «TEMBR-Bank» Moscow
Correspondent account 30101810000000000166
BIC 044585166
TIN 7719570940
KPP 771901001
OGRN   1057748890473

President

______________________ /Sergey Anisimov/
                         Seal

The Borrower

RiT Technologies Ltd.

Address: Raoul Wallenberg 24 Street, Tel Aviv, 69719, Israel

Bank details:
Bank Hapoalim Hadar Yosef, branch 610
Account: Nr. 366688 of RiT Technologies Ltd.
Swift: POALILIT

President

____________________/Eran Ayzik/
                     Seal